Filed by AstraZeneca PLC

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Alexion Pharmaceuticals, Inc.

(Commission File No. 000-27756)

Date: February 12, 2021

The following is a transcript of a briefing made to members of the media by AstraZeneca on February 11, 2021:

AstraZeneca
Full-Year Results 2020
11 February 2021

Results Highlights

I.                                       Introduction

Pascal Soriot, Executive Director and Chief Executive Officer

Welcome to our full-year 2020 media conference call.  We will take you through a short presentation before handing over for your questions.

Today I am joined by Marc Dunoyer, the Executive Director and Chief Financial Officer, Pam Cheng, our EVP for Operations and IT, Mene Pangalos, our EVP for BioPharmaceuticals R&D, Ruud Dobber, our EVP for the BioPharmaceuticals Business Unit, and Dave Fredrickson, the EVP for the Oncology Business Unit.

II.                                  Forward-Looking Statements Disclaimer

This is our safe harbour statement.  We will be making comments on our performance using constant exchange rate (CER), core financial numbers and other non-GAAP measures.  A reconciliation between non-GAAP and GAAP data is contained in the results announcement.  All numbers are in US dollars for full-year 2020 unless we state otherwise.  The safe harbour statement is now extended, to reflect our proposed acquisition of Alexion.

III.                             2020: A Remarkable Year in AstraZeneca’s History

2020 was a remarkable year in AstraZeneca’s history, with many considerable achievements.  Today were are here to principally look at the company’s business and financial performance in the last year.  I am proud to say that AstraZeneca has performed remarkably well.  Our company grew by double digits in 2020 and met its financial objectives, thanks to the hard work and dedication of thousands of colleagues around the world.  They found ways to overcome the challenges brought on us by the pandemic, developing innovative ways of working and always putting science to work in the interests of patients.

Given the ability to deliver in such challenging circumstances, I am happy to report that we are today upgrading our guidance for 2021.  Before we go on to look at this performance in more detail, I want to reflect on some of our other very considerable achievements in 2020.  We began the year with a plan to have zero carbon emissions for our company by 2025, putting us at the global vanguard of efforts to make the world more sustainable.  Before too long, unfortunately, the pandemic struck.  Our response from day one was to step up, as any healthcare company should, and to respond to the biggest public health emergency of our lifetime.

In the early days, when little was known about the virus, we sourced 9 million facemasks, and we donated them to frontline healthcare workers around the world to help in that immediate battle to save lives.  We worked with Cambridge University and GSK to develop testing facilities in the UK.  By April, we signed a landmark agreement with Oxford University to bring a vaccine to billions of people around the world, and we began work on a promising long-active antibody combination that we believe will play a very important role in helping to treat and prevent the disease among those who are not able to take a vaccine.

Towards the end of the year we announced a proposed $39 billion acquisition of Alexion, in what was perhaps the most significant deal in the sector last year.  At every step on the way, our focus and commitment to our core therapy areas never wavered.

IV.                              Second Consecutive Year of Double-Digit Growth

As I just said, 2020 was the second consecutive year of double-digit growth; it was really a great year.  Total revenue increased by 10% and product sales by 11%, both in the year as a whole and in the last quarter.  This revenue growth powered profitability and cash generation, which Mark will talk about in more detail shortly.  Growth continues to be driven by sales of new medicines; that grew by 33% last year.  Our quarterly sales in Q4 topped $7 billion.  That is the first time since Q4 2012 that we have managed to top the $7 billion mark in a quarter.  Such impressive growth has meant that we have been able to meet our financial guidance for the year, and it gives us confidence that in 2021 we will see even faster growth.

V.                                   New Medicines Drive Growth

As we have said, new medicine sales continued to propel industry-leading levels of growth at AstraZeneca.  Our growth is across both Oncology and BioPharmaceuticals.  In Oncology we delivered a 24% revenue increase, to more than $11 billion for the year.  New Cardiovascular, Renal and Metabolism increased by 9% to $4.7 billion, and Respiratory and Immunology revenue was stable at $5.3 billion, impacted by the effect on the pandemic on Pulmicort in particular in China, but the rest of the Respiratory and Immunology portfolio grew nicely.

VI.                              Strong and Diversified Growth

Our growth is very well-balanced and spread across all major geographies around the world.  Emerging markets grew by 10% to $8.7 billion, including China growth of 11% to almost $5.4 billion, where the sales of Pulmicort were affected by fewer visits to nebulisation centres and reduced elective surgery.  In the US, total revenue increased by 13%, to $8.8 billion.  In Europe it increased by 9% to $5.5 billion, although growth was significantly faster in the last quarter of the year, at 17%.

As you can see, our teams have responded well across the world.  From our manufacturing operations to our field forces in all regions, we have really risen to the challenge and we have overcome considerable obstacles presented by the pandemic to make sure millions of patients around the world continued to get their medicines.  I want to say a special thanks to our colleagues in Operations, because we were able to continue supply and not run out of inventory, even though the circumstances were challenging at some times due to the pandemic.

VII.                         Oncology Pipeline and Sales

Dave Fredrickson, Executive Vice President, Oncology Business Unit

As we have seen, Oncology total revenue grew 24% in the year, to $11.5 billion.  We had another very strong Q4, with revenue up 23% to $3.3 billion, which means we are now at a run rate of over $1 billion a month.  By region, product sales in 2020 grew 23% in the United States, 35% in the EU and 36% in emerging markets.  Sales of our growth brands increased, including Tagrisso, which was up 36% to $4.3 billion, Lynparza, up 49% to $1.8 billion, Imfinzi, up 39% to over $2 billion, and Calquence, more than quadrupling on the previous year.

AstraZeneca now has scale across disease types, including breast cancer, lung cancer and haematology.  This is allowing us to take leadership positions with launches across new therapies.  Of note, for Tagrisso we are pleased to announce the US approval for the adjuvant treatment of patients with early-stage EGFR mutated lung cancer.  This approval dispels the notion that treatment is over after surgery and chemotherapy, as the ADAURA study shows Tagrisso can dramatically change the course of this disease.

Calquence, our drug in haematology, is now reaching one in every three newly BTKi-treated patients in first-line chronic lymphocytic leukaemia (CLL) in the United States.  It is also worth noting that just last month Calquence met the primary endpoint in a head-to-head trial against ibrutinib in CLL.  These results confirm our confidence in this selective BTKi inhibitor, which displays superior safety in atrial fibrillation without compromising efficacy.  We look forward to presenting the full results later this year.

In just one year since its launch, Enhertu is the number-one prescribed therapy in third-line HER2+ metastatic breast cancer.  We anticipate significant growth over the medium term, with readouts from three Phase III breast cancer trials over 2021.

Lynparza remains the class-leading PARP inhibitor overall, and across all key tumours.  Finally, Imfinzi now has annual sales in excess of $2 billion.  We received US and EU regulatory approvals for less frequent fixed-dose usage, while in the CASPIAN indication for small cell lung cancer Imfinzi is now approved in over 50 countries.

VIII.                    BioPharmaceuticals Pipeline and Sales

Ruud Dobber, Executive Vice President, BioPharmaceuticals Business Unit

Our BioPharmaceuticals business also continues to perform very well.  New cardiovascular renal metabolism sales increased 9% to $4.7 billion, while respiratory and immunology sales were stable at almost $5.4 billion.  If we exclude the impact of Pulmicort, respiratory immunology grew 12%.  Overall, the BioPharmaceuticals business total revenue grew 4% to just over $10 billion in the year.

Farxiga and Fasenra continued to grow the business forwards, with significant growth, up 30% and 34% respectively.  We advanced our portfolio, with landmark regulatory approvals across all geographies and in areas of high unmet need.  Farxiga was approved in the US, the EU, Japan and China to treat heart failure with reduced ejection fraction, which is when the heart muscle is not able to contract adequately, leading to less oxygen-rich blood in the body.

Meanwhile, Breztri Aerosphere was launched in China, Japan and the US, and approved in the EU for COPD.  We were also granted additional regulatory approvals in the US for Brilinta to treat stroke and in China for Symbicort to treat mild asthma.

We reported significant trial readouts that could revolutionise the standard of care for a broad population of patients who are under-served today.  In particular, Farxiga achieved unprecedented efficacy in chronic kidney disease in the DAPA-CKD trial, as did Tezepelumab in the NAVIGATOR Phase III trial in severe asthma.

Potential approvals and pivotal readouts in the year ahead will continue to lay the foundations for long-term growth, and we expect no slowdown in 2021, with major regulatory decisions for Farxiga, Anifrolumab and Roxadustat, among others.

IX.                             2020 Full-Year Core Profit and Loss

Marc Dunoyer, Executive Director and Chief Financial Officer

Our profit and loss summary for the full year and Q4 shows a very healthy business that is growing strongly.  Aside from the revenue growth seen in the year, we saw a 17% increase in core operating profit, to more than $7.3 billion for the full year, which is even stronger than the 13% increase achieved for the full year of 2019.  This demonstrates how we are delivering on the commitments to our shareholders.

We also continue to invest in the future of AstraZeneca.  Core R&D spending increased 10% over the year, to account for 22% of revenue, maintaining the same percentage of revenue invested in R&D a year earlier.  We also controlled SG&A spending, with a growth of just 4%.  Our core earnings per share grew by 18%, to $4.02, which meant we were able to meet our guidance.

X.                                  Met 2020 Guidance Despite Disruption to Global Economy

I am proud that we have delivered our guidance for 2020 despite the highly unpredictable conditions imposed on the world by the pandemic.  We stayed the course throughout the year, despite some quarterly variability.

In short, we had indicated a high-single-digit to low-double-digit percentage point increase in total revenue, and we delivered 10% of growth.  We said core earnings per share would increase by a mid to high-teen percentage, and we delivered 18%.  That means revenue and earnings were right on target, despite the uncertainty of last year, and well ahead of many of our industry peers.

XI.                             2021 Guidance Shows Confidence in the Future

Although we enter 2021 with a degree of caution, due to the ongoing unpredictability of the pandemic, we are confident in the company growth path.  We expect a total revenue percentage increase in the low teens, and we expect core EPS will increase to between $4.75 and $5, an increase of about 20% over the 2020 guidance.  We expect 2021 to be the third consecutive year of double-digit growth for AstraZeneca.  It is worth noting that this guidance does not include the COVID-19 vaccine; neither does it include any effect from the proposed Alexion acquisition, given that it is due to complete in Q3.

XII.                        Strategic Rationale for Proposed Acquisition of Alexion

I would like to spend a few minutes reminding you of the key points of the $39 billion agreement announced in December.  Our strategy has been to progressively invest into specialised medicine, and this strategy has been delivering very strong results for our company.  Pending completion, here are some of the defined benefits of the proposed acquisition of Alexion.

First, the capabilities of both organisations will create a company with great strength across a range of technology platforms, with the ability to bring innovative medicine to patients.  Alexion has established itself as a leader in complement biology, bring life-changing benefit to patients with rare diseases.

Second, this acquisition increases our presence in immunology.  AstraZeneca, with Alexion pipeline, has now 11 more molecules across more than 20 clinical development programmes, across a spectrum of indications in rare disease and beyond.

Third, the acquisition is expected to improve the combined group profitability, with a core operating profit margin significantly enhanced in the short term and with continued expansion thereafter.  AstraZeneca expects to generate significant value from the acquisition by extending Alexion’s commercial reach, leveraging AstraZeneca’s global presence and accelerating the development of Alexion’s pipeline.

Finally, the acquisition will also strengthen AstraZeneca cashflow generation, providing additional flexibility to reinvest in R&D and rapid debt reduction with a stronger capacity to increase the dividend.

Ultimately, both companies share the same dedication to science and innovation, to deliver life-changing medicines.  We are making good progress, pending the transaction closing, which is expected in Q3.

XIII.                   COVID-19 Vaccine Approved in More Than 50 Countries

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D

As the rollout begins in earnest across the world, I am confident that COVID-19 vaccine AstraZeneca will start to have a real and meaningful impact on the pandemic.  We have seen a rapid succession of approvals that began on 30 December when we received our first emergency authorisation from the UK’s MHRA.  Today, more than 50 countries across four continents have approved, including the EU.

Yesterday, we received a positive recommendation from the WHO’s Strategic Advisory Group of Experts on Immunisation, also known as SAGE.  This is an important milestone ahead of an emergency use listing by the WHO, which, should it be granted, will provide an accelerated pathway to significantly broaden availability of the vaccine around the world.  It is easy to forget, but from the agreement signed between AstraZeneca and Oxford to the first approval only eight months has passed.  Now, just over nine months in, it is currently approved for use in more than a quarter of all countries in the world.

Lastly, I want to spend some time reminding you of the value of this vaccine.  Latest results from the Phase III programme show that it is safe and effective at preventing symptomatic COVID-19.

We know from the latest data to be published in The Lancet that the vaccine offers 100% protection against severe disease, hospitalisation and death more than 22 days after the first dose.  It has over 70% efficacy three weeks after the first dose, which is maintained to the second dose.  The vaccine has increased efficacy, up to 82%, when used with a longer dose interval of at least 12 weeks between doses.  We have seen first indications of a reduction in disease transmission, and importantly no serious adverse events have been confirmed.  While there is always concern about new strains, we are now working hard to have in place a modified vaccine for immunisations in time for next winter.

XIV.                    COVID-19 Vaccine: Supply and Rollout

Pam Cheng, Executive Vice President, Operations & IT

Mene has just reminded us of the incredible speed and the short timelines his teams have been working on to get this vaccine approved.  From a production perspective, this task has been equally challenging, and we have accelerated the development and commercial manufacturing from the multiple years that it normally takes to just eight months.  This is absolutely an incredible achievement, made possible by our motivation to make a difference and so many working so hard.  I have not seen anything like this in my entire career.

During this eight months, we have put in place a global manufacturing network, enabling broad and equitable supply.  We are working with many partners and sub-licensees, with more than 25 manufacturing sites in 15 countries, to deliver the vaccine at scale.  We established multiple parallel supply chains across different regions around the world, anticipating the need for vaccines from all nations the moment they approved the vaccine.

I am pleased to say that, along with our partners and sub-licensees, we are currently producing more than 100 million doses per month.  That global capacity will be increasing to more than 200 million doses per month by April, as we work hard to improve productivity and reduce lead times as well as continuing to expand our global capacity.

The UK vaccination campaign is making great strides, in no small part thanks to the very significant contribution from our vaccine.  We have begun shipping to the EU last Friday, and are on track to deliver the target doses in February, March and beyond.  Yesterday, we announced our partnership with IDT Biologika in Germany, to increase output in Q2 and strengthen Europe’s vaccine supply capability for the longer term.

Our supply-chain partners are getting ready to supply more through the COVAX facility, with an estimated 336 million doses available to 145 countries in the first half of the year, almost two-thirds of which will go to low and middle-income countries.  Almost all of the supply in Q1 will be Oxford AZ vaccine.  Our vaccine will make up more of the supply than all others combined in Q2.

It is important to remember that we are moving at an incredible pace and are achieving what has not been achieved in the industry before.  We are still at the early stages of our global rollout.  The supply curve will increase rapidly as the year progresses and, like Mene, I am also very confident this vaccine will play a very important role in the fight against the pandemic.

XV.                         COVID-19 LAAB: Long-Acting Antibody AZD7442

Mene Pangalos

In addition to and complementing our vaccine programme, we are also developing a long-acting antibody combination (LAAB) called AZD7442, which has a potential to both prevent and treat COVID-19 disease.  The LAAB may offer protection to those who have been exposed to the SARS-CoV-2 virus and need an immediate defence, as well as those at increase risk of SARS-CoV-2 infection.  AZD7442 also has a potential to treat and prevent disease progression in patients already infected.  It is being evaluated in five Phase II/III prevention and treatment trials.  It is currently one of only a few COVID-19 antibody treatments being evaluated for an intramuscular route with administration, compared to intravenous, in both the prevention and treatment in late-stage trials.

We are using a combination of two monoclonal antibodies in AZD7442, which we hope will improve both the effectiveness of the medicine and its ability to protect against emerging variants.  We are encouraged by preliminary invitro evidence from both Oxford University and Colombia University, two independent studies, suggesting that AZD7442 retains a high level of neutralising activity against emerging variants such as the B1351 identified in South Africa and the B117 identified in the UK, known as the Kent strain.

In addition to the vaccine and the LAAB, several of our existing medicines are also being evaluated to see how they could treat SARS-CoV-2 infection.  One of those medicines is Pulmicort, and some of you may have seen the data from Oxford University’s STOIC study this week which suggests inhaled budesonide may have a beneficial effect in the treatment of early COVID-19 infection.  Further investigation is needed to understand the potential of Pulmicort in this setting.

XVI.                    Summary

Pascal Soriot

Before I hand over to you for questions, I want to sum up quickly some of the highlights of 2020.  2020 was the second consecutive year of double-digit growth, and our guidance means we are confident that in 2021 we will make it the third straight year of double-digit growth.  Last year our total revenue grew by 10% and product sales by 11%.  We had good momentum in the last quarter of the year, with particularly impressive growth in Oncology of 24%.  Our quarterly sales in Q4 topped $7 billion for the first time since Q4 2012.  Revenue growth, of course, is driving improved profitability and cash generation, which means we are on track to meet the stretch targets we have set for the company.

Our growth continued to be driven by sales of new medicines, which experienced a growth of 33% last year.  Our continued investment in R&D and our proposed acquisition of Alexion makes me confident our pipeline will continue to drive growth in the years ahead.  As I said earlier, 2020 was a remarkable and historic year for AstraZeneca.  Our company growth stands out in the sector, and continued despite the many challenges of the pandemic.  We have not only delivered as a business but we have stood up to serve the public good with a pandemic response we are all tremendously proud of.

Thank you very much for your attention and we will now take your questions.

Questions and Answers

Pascal Soriot

We will take as many questions as time allows.  I will ask you, if you do not mind, to start your questions with those that are related to our business progress.  I am sure you have a lot of interest in the vaccine as well, and we will definitely address your questions as they relate to the vaccine, but we would also like to make sure we spend enough time answering questions related to our business progress and our pipeline in particular.  If you have questions on the vaccine, please keep them for later and we will cover them in the second phase of the Q&A.

Jenny Strasburg, The Wall Street Journal

On the make-up of the $2 million in 2020 sales, I realise that is just a sliver view, you are going to start breaking out the sales and it is offset by cost, so it is not an apples-to-apples comparison with Pfizer’s Q4 vaccine sales.  Can you help us understand the make-up of that number?  It seems it would be a little higher, even with all the caveats.  What is your thinking about when you might look to raise the price of the vaccine and how the calculus looks for that?

Pascal Soriot

Can we keep this question and cover it in the second phase?  We will absolutely get to that question, Jenny[?].

Ludwig Burger, Reuters

I have vaccine-related questions, so apologies.

Pascal Soriot

Ask your question and we will keep it for the second part of the meeting.

Ludwig Burger

Thank you very much for your understanding.  Should South Africa decide to swap its vaccine delivery from Serum, would that require consent from AstraZeneca, and would AstraZeneca actually support South Africa in such a venture?  Secondly, could you provide us with an update on the expected timing on the initial readout from the US vaccine trial?  Generally, given all the debate about efficacy of the vaccine and delivery falling below plan, which seems to have weighed on the share price, in balance, how do you overall view the current situation that you are in as a company, having opted to provide this vaccine at no profit and now being in the situation that you are in with lots of debate?  I was just wondering, on balance, how you see that decision now.

Donato Mancini, Financial Times

I am sorry, but my questions are about the vaccine, so perhaps you can answer later.  On the new variants, when do you expect to have good enough data on efficacy against severe disease in both the South Africa and Brazilian variants?  You say today that you aim to reduce the time to mass produce this new vaccine to six to nine months.  What did you expect previously?  On the EU, how many doses do you expect to be able to supply in March, April and February?  I know you also struck a deal with IDT yesterday, but how many millions of doses specifically do you expect to be able to make?  The last question is about the batch release problem that was flagged by RIVM in the Netherlands.  Has that been solved and, if so, what is the latest on that?

Susie[?]

I have a vaccine question and a non-vaccine question.  You have not included, obviously, any Alexion figures in your guidance.  Should we expect your guidance to be updated in Q3 or Q4 to incorporate Alexion once that is completed?  Secondly, in light of the fact that it seems increasingly likely we are going to be having annual shots to account for the various variants, what kind of revenue stream are you expecting to come from that?  Is that going to be a significant contributor to the company’s financials in future?

Marc Dunoyer

The guidance we have presented today covers our underlying business.  We have not included any pandemic sales or revenues in it.  We have also excluded Alexion.  In the course of the year, when this transaction is going to close, we will provide updated projections for the full year and the remainder of 2020, but we will only do that when the transaction is closing.

Alex Ralph, The Times

I have one non-vaccine question and then some vaccine questions, but if it helps I can ask those later.  In December you struck the biggest deal in AstraZeneca’s history.  I just wondered, beyond that, whether you see scope for other acquisitions at similar scale or even larger?

Pascal Soriot

Our focus over the next period is going to be on executing on this important transaction with Alexion.  We have started, of course, the planning process.  The relationship with the Alexion team is excellent.  I think the two companies really share the same values.  They have tremendous people, and I think together we are really going to make great things.  I have no doubt about it.

Clearly for the next period of time we will be focused on this.  It does not mean we will not consider smaller business development deals, of course, but those will have to be small because our main focus will be delivering the business objectives we have for 2021.  We should remember the pandemic is still here and we still have to manage it, while integrating the Alexion business.

Jeremy Kahn, Fortune

These are vaccine questions, so maybe you want to handle these later.  They are somewhat similar to Ludwig’s.  On the vaccine, there have been a number of stumbles around how things have been communicated, starting with the two suspected adverse events in the UK clinical trial over the summer.  Then there was the issue around when AstraZeneca could declare the pandemic over.  There was some confusion over the half-dose versus the full-dose results when those were initially announced, the issue around the price in South Africa, the issue around the distribution in Europe.  In each case there has been this controversy over whether the company has been completely transparent in its initial communication.  Some now feel the company is suffering from a credibility gap that has weighed on the share price.  I want to know how you respond to that criticism.

Secondly, I wanted to ask you if you felt the company’s commitment to develop and make the vaccine at cost during the pandemic has resulted in the company being held to a different and unfair standard compared to some of your competitors, which have made no such pledge and which are forecasting significant profits from their vaccines.

Jakob[?]

The question is on Roxadustat.  Given the US delay to that in December, I wonder if you can say how you view your relationship with FibroGen currently.  Do you have any comment on Fibrogen’s handling of the regulatory process?

Mene Pangalos

I think the delay really is one of the FDA wanting to do some additional analyses.  I do not think there is anything that suggests that FibroGen has impacted the interaction with the FDA, and obviously we have been working with them completely professionally.  We still feel very confident that Roxadustat will be approved by the new action date of 20 March, and hopefully before that.  I think they have handled it well.  The FDA had some additional questions.  We have answered the questions and we will continue to work with them on the labelling.  I think our relationship with FibroGen is fine, in summary.

Etain Lavelle, S&P Global

On the therapeutic breakdown of your pipeline post the Alexion acquisition, can we expect to see much less of an emphasis on oncology going forward?  Clearly, Alexion brings you some assets in rare disease immunology.  Will there be a different breakdown?  How will it shake out, ultimately, in terms of therapeutic areas?

Pascal Soriot

That is a great question.  We really follow the science, and if you think about it, seven years ago we did not have much oncology at all.  We have a very strong oncology portfolio today, and we will continue to follow the science and the pipeline we have, and to look for opportunity to build our presence is oncology even more.

The fact that we will integrate a rare disease unit does not necessarily mean we are not going to prioritise oncology.  In fact, the rare disease unit is going to generate new product, new growth, new cashflow that will give us additional flexibility, as Mark said earlier, for investment in R&D, sustaining the dividend but also looking at BD.  Clearly oncology will remain a very important part of our company moving forward, and the key businesses will be rare disease, oncology, immunology, respiratory and cardiovascular disease.  Clearly our focus on innovation and pipeline will remain the same.

Jenny Strasburg

This is a broader pandemic behaviour question.  Obviously you have your strong sales growth and earnings forecasts, but you are also saying people are still staying away from elective surgeries and doctor’s offices, and there is a pandemic reluctance to visit hospitals and seek treatments.  I was wondering if you could give some granularity that helps us understand whether behaviours are changing in line with infections dropping, or if there are regional, interesting trends that you are seeing.  Are people still holding back, and is it taking longer for behaviours to catch up with drops in infections?

Pascal Soriot

We will cover this one, then we will go back to your vaccine questions.

Maybe we can ask Dave and Ruud to give you some highlights of what the pandemic means for patients, but also maybe you could talk about the efforts we have made to help continue treating patients without having to go to the hospital or the doctor as much as they would have done before.

Dave Fredrickson

On the first part of that question, within Oncology, I think that the trend it has followed has really been in line with first wave and second wave.  What we commented on last year was that we saw the nadir in terms of new patient diagnoses and testing rates really hit in the second quarter.  We had seen an improvement — not yet at pre-COVID levels, but an improvement nevertheless — in the third quarter, and as the second wave came on across various countries across the globe we certainly saw that some of the gains that were made in Q3 were given back in Q4.

Then there are other countries around the globe where infection rates are quite low, and we have been able to see a nice return back to, if you will, some level of normalcy.  On the second point, I have been incredibly proud of the efforts that the oncology community has made to galvanise around the importance of ensuring that cancer does not become a collateral damage of the pandemic.  We have been leaders ourselves in efforts like new normalcy in cancer, where we have partnered with advocacy groups to make sure that the level of awareness around the importance of visiting physicians remains high, and our business continuity efforts in converting to virtual engagements for education, I think has also been very key.

Ruud Dobber

I will not repeat what you have just said for Oncology, because a lot also applies, clearly, for the BioPharma business.  Of course, equally, we have invested massively in a very short period in our digital tools, and helping physicians to use that to have virtual engagements.  All the large conferences in the last eight or nine months have been virtual, and we have found ways to interact with our physicians.

Equally, as Dave said, we see also in some geographies that it is almost back to normal.  China had a massive hit in the first half, but most of our field forces are back in the field.  In the United States specifically, we see hotspots, but also areas where field forces are able to visit our doctors.  In the long term, it is clear that telemedicines, digital tools, are here to stay, so we are investing quite a bit to beef up our capabilities and make sure that we are disseminating our great clinical work as much as we can.

Pascal Soriot

I think, indeed, the post-pandemic world is going to be different in many ways, but in healthcare for sure it will be, and digital tools will be an important part of it.  There is no doubt that will improve efficiency in the healthcare system, and there is a hope that it could increase compliance; it could increase the way patients are treated; it could increase the quality of care.  In the near term, it has been more to try and deal with the danger of the pandemic, but in the long term it could really help increase the way patients are treated and increase the effectiveness of the healthcare system.

Let us go back to the vaccine questions, and let me just make a general comment about some of the questions that have been asked.  Then we can deal with the more specific ones.  There are a couple of questions asking about general assessment or evaluation of where we are.  It is important to remember that we did not start this race against the virus on day one, like the other companies, back in January last year.  We started in May.  We joined Oxford, which had already advanced quite a lot.  We joined them in May.  There was a programme that was already in place; we joined that programme and we started work on manufacturing.  We actually joined the race as it was already well engaged.

Scientific venture is always challenging, and sometimes you find datasets that are more complicated than you were hoping for.  I think, at the end of the day, we could get lost in a lot of details about this and that, but you have to look at the big picture.  The big picture is that, today, we have a vaccine that has been approved by several important regulators.  All these scientific questions have been adjudicated by the regulators, and positively adjudicated by the WHO more recently.  We have a vaccine that is approved.

As Pam said, this month we are going to manufacture 100 million doses, in April 200 million doses, and I think it is important to get a sense of what that means.  There are more than 7.5 billion people in the world, and that is the whole challenge of this entire industry effort of producing vaccines.  We need lots and lots of vaccines, because there are lots of people in the world and we need to vaccinate everybody.  100 million doses in February means 100 million vaccinations, which means hundreds of thousands of severe infections that are avoided, and it also means thousands of deaths that are avoided.

Think about it: a year ago, everybody was talking about 100 or 150 vaccines.  Where have they all gone?  There are only six, seven or eight vaccines today, and ours is one of those and making a huge impact, with 350 million doses, or close enough, provided to COVAX.  We are the biggest supplier of vaccines to COVAX in Q1.

The world is not only the Western world.  There are lots of people living outside the Western world, outside Europe and the US.  We are supplying lots around the world, and making a huge impact also in Europe.  Think about it: 17 million doses over the next few weeks is about 3% of the European population.  Until now, the vaccination of the European population is a bit less than 3%, so within a month, with our supply, we are going to be able to double the vaccination rate in Europe.  Now, if this is not an achievement, what is?  All of us are incredibly proud of what we have achieved, even though of course you always have hiccups in those circumstances.

It is impacted by a number of factors, of course.  Importantly, as always in the case of an acquisition like the Alexion acquisition, you have some adjustments around the share price.  We have to look at this over a period of time.  We believe the company has tremendous potential moving forward, and this merger with Alexion will strengthen our pipeline and our science.  Net-net, we feel good about what we have achieved.  Would we prefer to make 150 million doses in February and provide even more vaccine?  For sure we would.  Is it perfect?  No, it is not perfect, but it is great.  Tell me who else is making 100 million doses in the month of February, and then we can have the discussion.  We are going to save thousands of lives, and that is why we come to work every day as individuals.  We are very happy to collaborate with our colleagues in the other companies.  Everybody has done a fantastic job, and we need more vaccines.  That is basically what it is.

There was a question about the variants.  Mene, do you want to cover this?

Mene Pangalos

Work on the variants has not started today.  It started weeks and months ago, as soon as those new variants were identified.  Again, we are aiming to be in the clinic in the spring with next-generation vaccines for the new variants, as I said earlier, ready to start immunising people, hopefully, assuming that the regulators are okay with immunogenicity studies as being the step into approving next-gen variants, by the autumn.  We are moving fast and we have a number of variant versions in the works that we will be picking from as we move into the clinic.

Pascal Soriot

It is also important to keep in mind the variant that today is the most common in Europe is Kent, and against the Kent variant we have good efficacy.  We believe even versus the South African variant the vaccine should still provide a relatively good level of protection against severe disease.  All the companies are working on the new vaccine covering the variant.  That is the next step, really.

There was a specific question about South Africa.  I would only say that we would support anything that is agreed between the South African government and our partner, Serum Institute.  Again, we are here to help, and we do all this work at no profit.  We are really going to support whatever is right for South Africa, and that is agreed with our partner.

Mene Pangalos

Pascal, I would just emphasise again here that the WHO has encouraged people to be using our vaccine even in countries where the South African variant is present, exactly because of our immunogenicity data and the similarity with the J&J data.

Pascal Soriot

There was a question about the US trial readout.  Mene, do you want to cover the timing of this?

Mene Pangalos

We have said we will have the results by the first quarter.  Obviously it is an event-driven study.  The events need to be adjudicated, but we are talking about weeks away, and definitely by Q1.

Nicola Davis, The Guardian

There has been a new development in the Kent variant in the UK.  It has now developed this E484K mutation, which we also see in the South African variant.  I am just wondering whether you think that your vaccine will show similar efficacy towards this new twist in the UK variant, the Kent variant, as it did towards the South African variant.  Will you need a new booster jab towards that particular variant?

You are producing the vaccine non-profit during the course of the pandemic but, as we have seen, new variants keep popping up, so I just wonder how long you are going to be able to continue that, or what the duration of the pandemic means.  In a sense, what is the definition of that, if it is going to go on for years and years?

Finally, just to clarify, are you saying it is six to nine months before your newly-developed vaccines against these variants will go into the arms of people, rather than just being produced?  It sounds like that is the timeframe you are expecting for actual rollout of a new version of the vaccine.  I just want to check that my understanding there is correct.

Pascal Soriot

Yes, the development of vaccines is much faster, because the approval will be based on immunogenicity data.

Mene Pangalos

First of all, that assumption is correct, that when we are saying ‘ready for the autumn’, we are talking about getting it into people’s arms by the autumn, so ready for winter vaccination.

The question around the variants is going to be important.  It depends what question you are asking.  It is quite possible that the vaccines we have today will still be protecting against all the variants for severe disease, hospitalisations and death, but to protect well against the milder and moderate symptoms then it may well be that we need these new variants that are being seen in the South African, Brazil and now in the Kent strain as well.

On the single mutation we have in the Kent strain, we do not know.  We will need to test it, but my assumption is that, if we want to protect against mild disease as well, then vaccines that are targeting these new variants are likely to be more effective in the milder cases of the disease.

Pascal Soriot

I think what has become clear is that you have three levels of the disease’s severity.  You have the mild disease, the moderate disease and the severe disease, and the vaccines tend to be quite good at protecting against severe disease, but not as good at protecting against mild disease.  I am sure you have seen the outbreak of COVID in a care home in Germany, and everybody in the care home had been vaccinated with the Pfizer vaccine, and still they had the outbreak but nobody got severely sick.  That is really the goal, that you try to prevent severe disease.  It is more difficult to prevent mild disease.

With the variants, will the current vaccine still provide enough protection against severe disease?  That is where we need to test, but it seems to be clear now that we are going to move to a stage where we are closer to what is done with the flu, so you have to adjust the vaccine as you go.  There is still more work to be done.  The development of variants is also showing the need for global collaboration so that you can identify new variants very quickly around the world, test them and identify what is the best response.

Thomas[?]

I have a question on vaccine combinations.  I understand AstraZeneca is testing with Pfizer’s vaccine and also Sputnik V, so maybe you can just give some detail on what your expectations are for those trials and if they are being tested in the variants as well, that combination.  As well, I know it is early days, but have there been any commercial discussions along those lines, how a rollout of two different vaccine combination could work?

Mene Pangalos

Just to be clear, the combination with the Pfizer vaccine, just to explain to people, is heterologous boosting, where you start with, for example, the AstraZeneca COVID vaccine and then follow the boost with the Moderna vaccine, or vice versa.  That is being run by the UK Government, by PHE.  It is not being run by AstraZeneca.

We are running a small immunogenicity study with the Sputnik vaccine, where, again, we are interchanging first and second doses.  AstraZeneca COVID-19 could be first and Sputnik second, or Sputnik first and AstraZeneca second.  What we are trying to see there is the ability to boost and whether the boost is improved or the same.  Ultimately, in a world where vaccinations have been widely rolled out, and depending on supply constraints and how you want to use your vaccines, it is very likely that you are going to have people that have been vaccinated with one vaccine one year and potentially another vaccine a second year.  We need to understand how these vaccines perform when you boost sequentially with one versus the other.  Our intention is to try and study our vaccine in combination with boosting with other vaccines as much as possible, because that is what will be happening in the real world.

Pascal Soriot

Maybe we could wrap up.  Let me just say a couple of words of conclusion.  With the vaccine, it is important to remember that, even though things have not always been perfect along the way, what we have today is a vaccine that provides 100% protection against severe disease, is well-tolerated, has more than 70% efficacy after one dose and above 80% after two doses, if you use a three-month dosing interval.  That is a vaccine that enables us to vaccinate, protect lots and lots of people and give a second dose later.

We are making 100 million doses of this vaccine in February and we continue to ramp up.  Over the next few months, we hopefully will see a decline in hospitalisations.  If you look at the data coming out of Israel, they are very encouraging, with very rapid decline of hospitalisations.  I am hoping we will see the same in the UK very soon, as we see the Government has vaccinated a large number of people, and so hopefully by March we see the impact of this.  Then we are working very hard to provide the same to as many countries in the world as possible.  However, it is a world of 7 billion people, so of course bringing the vaccine to them is a big challenge, and that is why all the companies need to collaborate to bring as many doses as possible.  I hope we can talk to you about the antibody combination at some point, because it is a very exciting combination, and we should have data in the first half of this year.

Finally, I just want to say that our business continues to do well.  Our Oncology franchise is very strong.  Our Cardiovascular franchise is very strong.  Our Respiratory franchise is very strong.  We suffered from COVID in China because Pulmicort was impacted, but Pulmicort has been picking up, and essentially China is again doing well with Pulmicort.  All our franchises are doing very well and we look forward to welcoming our Alexion friends to the company in the next few months.

I believe we will go from strength to strength, and in a year or two we will look back and everybody will realise we have made a big impact as a company.  That is why I come to work every day.  With that, I would like to thank you again for your interest in AstraZeneca and all your great questions.  Thank you so much and have a good day.

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Forward-looking statements

In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter ‘the Group’) provides the following cautionary statement: this document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group’s control, include, among other things: the risk of failure or delay in delivery of pipeline or launch of new medicines; the risk of failure to meet regulatory or ethical requirements for medicine development or approval; the risk of failure to obtain, defend and enforce effective intellectual property (IP) protection and IP challenges by third parties; the impact of competitive pressures including expiry or loss of IP rights, and generic competition; the impact of price controls and reductions; the impact of economic, regulatory and political pressures; the impact of uncertainty and volatility in relation to the UK’s exit from the EU; the risk of failures or delays in the quality or execution of the Group’s commercial strategies; the risk of failure to maintain supply of compliant, quality medicines; the risk of illegal trade in the Group’s medicines; the impact of reliance on third-party goods and services; the risk of failure in information technology, data protection or cybercrime; the risk of failure of critical processes; any expected gains from productivity initiatives are uncertain; the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce, including following the Alexion Pharmaceuticals, Inc. (hereafter ‘Alexion’) transaction; the risk of failure to adhere to applicable laws, rules and regulations; the risk of the safety and efficacy of marketed medicines being questioned; the risk of adverse outcome of litigation and/or governmental investigations, including relating to the Alexion transaction; the risk of failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation; the risk of failure to achieve strategic plans or meet targets or expectations; the risk of failure in financial control or the occurrence of fraud; the risk of unexpected deterioration in the Group’s financial position; the impact that the COVID-19 global pandemic may have or continue to have on these risks, on the Group’s ability to continue to mitigate these risks, and on the Group’s operations, financial results or financial condition; the risk that a condition to the closing of the transaction with Alexion may not be satisfied, or that a regulatory approval that may be required for the transaction is delayed or is obtained subject to conditions that are not anticipated; the risk that the Group is unable to achieve the synergies and value creation contemplated by the Alexion transaction, or that the Group is unable to promptly and effectively integrate Alexion’s businesses; and the risk that management’s time and attention are diverted on transaction-related issues or that disruption from the Alexion transaction makes it more difficult to maintain business, contractual and operational relationships. Nothing in this document, or any related presentation/webcast, should be construed as a profit forecast.

Important additional information

In connection with the proposed transaction, the Group intends to file a registration statement on Form F-4 with the SEC, which will include a document that serves as a prospectus of the Group and a proxy statement of Alexion (the ‘proxy statement/prospectus’), Alexion intends to file a proxy statement with the SEC (the ‘proxy statement’) and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders of Alexion are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive proxy statement/prospectus or a definitive proxy statement will be sent to Alexion’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from the Group or Alexion as described in the paragraphs below.

The documents filed by the Group with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on the Group’s website at http://www.astrazeneca.com under the tab ‘Investors’.

The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s internet website at http://www.alexion.com under the tab, ‘Investors’ and under the heading ‘SEC Filings’ or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com.

Participants in the solicitation

The Group, Alexion and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement when it is filed with the SEC. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in the definitive proxy statement for Alexion’s 2020 special meeting of shareholders, as previously filed with the SEC on March 26, 2020. Free copies of these documents may be obtained as described in the paragraphs above.